FINANCIAL STATEMENT

Transamerica Investors Securities Corporation
Year Ended December 31, 2023
With Report of Independent Registered Public
Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934)*

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SEC FILE NUMBER
8-45671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Transamerica Investors Securities Corporation___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
___440 Mamaroneck Avenue___

(No. and Street)

Harrison   NY   10528

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Enna M. Calvi   (914) 627-3649   enna.calvi@transamerica.com

(Name)   (Area Code – Telephone Number)   (Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

   1 N. Wacker Drive   Chicago   IL   60606

(Address)   (City)   (State)   (Zip Code)

10/20/2003   238

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transamerica Investors Securities Corporation. as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



David R. Feibusch
Notary Public, State of New York
Commissioned in Westchester County
No. 01FE6003084
Commission Expires Feb. 23 2026

Notary Public

Enna M. Calvi, Financial Principal

This filing** contains (check all applicable boxes):

☒(a) Statement of financial condition.

☒(b) Notes to consolidated statement of financial condition.

☐(c) Statement of Operations or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐(d) Statement of cash flows.

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐(f) Statement of changes in liabilities subordinated to claims of creditors.

☐(g) Notes to consolidated financial statements.

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒(t) Independent public accountant's report based on an examination of the statement of financial condition.

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

**To request treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENT
Year Ended December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm.. 1

Financial Statement

Statement of Financial Condition 2
Notes to Financial Statement 3



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Transamerica Investors Securities Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Transamerica Investors Securities Corporation (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 29, 2024

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2023

Assets

Cash	$	15,283
Commissions and concessions receivable		2,652
Commissions and concessions receivable from affiliates		935
Prepaid expenses and other assets		637
Due from affiliates, net		69
Receivable from Parent under tax allocation agreement		50
Total assets	$	**19,626**

Liabilities and stockholder's equity

Liabilities

Marketing and distribution expenses payable	933
Payable to Parent under tax allocation agreement	1,146
Other liabilities	447
Total liabilities	**2,526**

Stockholder's equity

Common stock, one dollar par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		9,565
Retained earnings		7,534
Total stockholder's equity		**17,100**
Total liabilities and stockholder's equity	$	**19,626**

The accompanying notes are an integral part of these financial statement

TRANSAMERICA INVESTORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions LLC ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash consists of cash on deposit. Bank overdrafts and certain short-term borrowings are classified as liabilities. At December 31, 2023, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Commissions and Concessions Receivable

Commissions and Concessions Receivable represent the accruals for the distribution of non-affiliated mutual fund contracts and 12b-1 or other service fees on non-affiliated mutual funds earned but not yet received.

Commissions and Concessions Receivable from Affiliates

Commissions and Concessions Receivable from Affiliates represents the accruals for 12b-1 or other service fees on affiliated mutual funds earned but yet not received. Included also is the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by Transamerica in terms of the paymaster agreement. The Company reimburses Transamerica the full amount of the commissions at the time of payment. TFLIC and TLIC also reimburses the Company for a portion of the commissions related to insurance products paid on the respective insurer's behalf. Refer to Note 6 for further details on related party transactions.

Prepaid Expenses and Other Assets

Prepaid expenses consist of FINRA renewals where these fees are amortized over the term of the coverage period. Whereas other assets consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account.

Due From Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company incurs affiliated interest expenses on these balances, which is included in part of the settlement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

Receivable from Parent Under Tax Allocation Agreement

Receivable from Parent Under Tax Allocation Agreement relates to receivables due from the Parent related to the participation of the tax sharing agreement. Refer to Note 5 for further details on income taxes.

Marketing and Distribution Expenses Payable

Marketing and Distribution Expenses Payable represents the accruals from commissions to brokers due but not yet paid. Refer to Note 6 for further details on related party transactions.

Payable to Parent Under Tax Allocation Agreement

Payable to Parent Under Tax Allocation Agreement relates to payables due to the Parent related to the participation of the tax sharing agreement. Refer to Note 5 for further details on income taxes.

Other Liabilities

Other Liabilities consist of audit accruals, FINRA advertising, and revenue assessment accruals as expenses incurred but not yet paid. Outstanding drafts are uncashed commission payments to brokers. These are considered other liabilities.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost includes Commissions and Concessions Receivable in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the

counterparties and the Company has had no historical experience of credit loss. As of December 31, 2023, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial and no allowance was recorded.

3. Receivable from Contracts with Customers

Commissions and Concessions Income

Distribution Fees

The beginning balance of the receivables related to distribution fees was $4,074 whereas the ending receivable balance of $3,587 was reflected under Commissions and Concessions Receivable and Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

The carrying values of financial instruments are not measured at fair value on a recurring basis including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

5. Income Taxes

At December 31, 2023, the Company recorded deferred tax asset of zero.

The Company settles all accrued income taxes that are not cash settled under the tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

	2023
Federal	$ 15
State	(87)
Total contribution (dividend)	$ (72)

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return. The Company's related consolidated income tax receivable as of December 31, 2023, of $50 is reflected as Receivable from Parent Under Tax Allocation Agreement and its payable as of December 31,

2023, of $1,146 is reflected as Payable to Parent Under Tax Allocation Agreement on the Statement of Financial Condition.

The Internal Revenue Service (IRS) completed its examination for 2009 through 2013 for which is currently at appeals with a refund pending Joint Committee on Taxation approval. The IRS opened an exam for the 2014 through 2018 amended tax returns. Federal income tax returns filed in 2019 through 2022 remain open, subject to potential future examination. The Company believes there are adequate defenses against, or sufficient provisions established related to any open or contested tax positions.

6. Related Party Transactions

The Company has an agreement with Transamerica Capital, Inc. ("TCI") to receive 12b-1 fees with respect to certain series of Transamerica Funds, an affiliated mutual fund group which are advised by Transamerica Asset Management, Inc. ("TAM") and distributed by TCI, both affiliates. The Company has $875 due but not received 12b-1 fees as of year ended December 31, 2023 reflected in Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

The Company is a party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company has $60 of amounts Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition, which have been paid but are not yet reimbursed by insurance companies.

The Company is a party to a cost-sharing agreement between the Parent and affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. The Company has $69 receivable related to shared expenses as of year ended December 31, 2023 reflected in Due from Affiliates, net on the Statement of Financial Condition.

The Company incurred sales bonus and incentive compensation expenses related to Transamerica and TLIC registered representatives. The Company has $465 due but unpaid expenses as of year ended December 31, 2023 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expense related to commissions paid to affiliated companies, TFLIC and TLIC in payment of registered variable annuity commissions. The Company has $60 due but unpaid expenses as of year ended December 31, 2023 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Funds, affiliated mutual fund groups which are advised by TAM. The Company has $27 due but unpaid expenses for the year ended December 31, 2023 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expense related to commissions paid to an affiliated company, Transamerica Financial Advisors, Inc. for payment of mutual fund commissions. The Company has $6 due but unpaid expenses for the year ended December 31, 2023 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

During 2023, the Company received federal tax capital contributions of $15, respectively pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the

Parent. The Company also paid a dividend related to state taxes of $87 to its Parent pursuant to the tax sharing agreement.

7. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable that the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2023 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company does not have an existing liability for pending legal and regulatory matters in Other Liabilities on the Statement of Financial Condition.

8. Subsequent Events

The financial statement is adjusted to reflect events that occurred through February 29, 2024, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.